Mail Stop 4561

November 18, 2005

Karen Maidment
Chief Financial Officer
Bank of Montreal
100 King Street West,
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

RE:	Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2004
Filed December 15, 2004
File No. 1-13354

Dear Ms. Maidment,

	We have reviewed your letter filed on October 31, 2005 and the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 9 Derivative Financial Instruments, page 97

1. Refer to prior comment 1 from our letter dated September 20,
2005.
We note your response related to the liquidity reserve in which you
disclose that the reserve is evaluated where factors such as size, among other things, indicate that the instrument is less liquid. Please tell us the accounting guidance on which you rely to record a liquidity reserve specifically where the size of the position indicates that the instrument is less liquid. Refer to paragraph 58 or SFAS 107 and paragraph 315 of SFAS 133.

2. Refer to prior comment 1 from our letter dated September 20, 2005.
Please tell us the accounting guidance on which you rely to record a administrative reserve.

3. Refer to prior comment 1 and 2 from our letter dated September
20,
2005.  Please revise future filings to:

* disclose the methodologies for calculating your fair value reserves;

* quantify each of your fair value reserves for the periods presented; and

* discuss any significant change to the methodologies and significant increases or decreases in the amounts recorded.

4. Please tell us if you net the fair value of derivative contracts on your balance sheet in accordance with FIN 39. If so, please tell us your accounting policy specifically indicating if you net cash collateral against the applicable derivative exposures based upon provisions contained in legal netting agreements.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,



Don Walker
Senior Assistant Chief Accountant
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Karen Maidment
Bank of Montreal
November 18, 2005
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